                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Worldwide Fund, Inc.,
UMB Scout Worldwide Select Fund
      and
the Securities and Exchange Commission:

RE: UMB Scout Worldwide Fund, Inc.
    UMB Scout Worldwide Select Fund
    Form N-17f-2
    File Number 811-7472

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2004, with respect to securities of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                        /s/ BKD, LLP

Kansas City, Missouri
August 31, 2004

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

           811-7472                                  June 30, 2004

2. State Identification Number:

AL 25689           AK 60038244         AZ 8694          AR 60008576     CA 308-7989     CO IC-94-06-769

CT 214198          DE 8684             DC 60012570      FL *            GA SC-1507      HI *

ID 48847           IL 0354356          IN 93-0423 IC    IA I-29840      KS 94S0000015   KY M34790

LA 89367           ME MFN208013        MD SM19 980018   MA 03036837     MI 935642       MN R-36764.1

MS MF-98-01-002    MO 1993-00673       MT 28321         NE 25994        NV *            NH *

NJ MF-0645         NM 14065            NY S 27 53 21    NC 7489         ND U563         OH 37103

OK SE-2084914      OR 2001-1468        PA 93-07-010MF   RI *            SC MF11220      SD 10597

TN RM03-1992       TX C 42953-032-11   UT 006-6364-13   VT 1/16/98-25   VA 117742       WA 60019803

WV MF-24123        WI 341394-03        WY 20513         PUERTO RICO  S-19806

Other (specify):

      *Indicates Fund is registered in state but state does not issue identification numbers
       Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout WorldWide Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

           811-7472                                  June 30, 2004

2. State Identification Number:

AL 25690           AK 60039455         AZ 23261         AR 60008577     CA 308-7989      CO IC-94-06-769

CT 1001461         DE 9072             DC 60012572      FL *            GA SC-1507       HI *

ID 50644           IL 0354356          IN 93-0423 IC    IA I-44127      KS 1999S0001139  KY M34790

LA 89367           ME MFN212692        MD SM19 990911   MA 03036836     MI 930556        MN R-36764.1

MS 60032951        MO 1993-00673       MT 41176         NE 37938        NV *             NH *

NJ MF-0645         NM 3157             NY S 28 75 37    NC 7489         ND Y343          OH 37103

OK SE-2077780      OR 2001-1468        PA 93-07-010MF   RI *            SC MF12209       SD 18922

TN RM03-1992       TX C 59102-003-05   UT 006-6364-13   VT 4/23/99-12   VA 117742        WA 60023421

WV MF-34890        WI 367263-03        WY 20513         PUERTO RICO  S-25523

Other (specify):

      *Indicates Fund is registered in state but state does not issue identification numbers
       Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout WorldWide Select Fund

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Worldwide Fund, Inc. and UMB Scout Worldwide Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2004 and from April 30, 2004 through June 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 and from April 30, 2004 through June 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT WORLDWIDE FUND, INC.
UMB SCOUT WORLDWIDE SELECT FUND

By    /s/ Larry Schmidt
   ---------------------------------------
      Larry Schmidt, Senior Vice President